UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      June 2007                                     File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated May 26, 2007

2.

News Release dated May 28, 2007

3.

News Release dated June 7, 2007

4.

Management Information Circular

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: June 29, 2007___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GW4

PRIVATE PLACEMENT PRICED AND INCLUDES STRATEGIC INVESTOR

Vancouver, British Columbia, May 24, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) reports that an offering price of $1.30 per share has been set for the recently announced brokered private placement through Westwind Partners Inc. as Lead Agent for a syndicate of agents including Raymond James Ltd. (the “Agents”) (See News Release dated May 14th, 2007). No warrants will be issued to purchasers in the private placement.

A strategic investor has subscribed for a portion of the placement which could give them (including shares already held) up to 9.9% of Candente’s issued and outstanding shares immediately following closing. Candente has given the strategic investor the right to appoint one director to Candente's board at any time following closing of the private placement.

The Agents have agreed to sell on a “best efforts” basis, common shares to raise gross proceeds of up to Cdn$9,000,000.

Funds raised by the Agents will be part of a larger offering (the Global Offering) by Candente of common shares, which will include a private placement of up to Cdn$6,000,000, also at an offering price of $1.30 per share, through Credibolsa S.A.B. S.A. who is Candente’s sponsor in Peru.

Candente will pay the Agents and Credibolsa a fee of 6% in cash and broker warrants entitling them to purchase up to 6% of the number of common shares sold by them exercisable for 24 months at a price of $1.30 per share.

The total number of common shares and broker warrants issued in connection with the Global Offering will be limited to not more than 25% of Candente’s issued shares immediately before closing of the Global Offering.

The net proceeds of the private placement will be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

The Global Offering is scheduled to close on or about June 7th, 2007 and remains subject to certain conditions, including satisfactory due diligence and the receipt of all required regulatory and other acceptance, including the acceptance of the Toronto Stock Exchange (TSX).

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com       www.candente.com.

NR 214

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

DNT: BVL

GW4:WKN

Vancouver, British Columbia, May 28, 2007. Candente Resource Corp. (DNT:TSX and BVL) (“Candente”) is pleased to announce that due to additional investor demand, it has increased the amount to be raised in the recently announced private placement (May 14th,and 24th 2007). The global offering (the ”Offering”) has been increased to Cdn$17,120,831 of which Cdn$11,120,831 will be placed by a syndicate led by Westwind Partners Inc. and including Raymond James Ltd. (the “Agents”) and Cdn$6,000,000 will be placed by Credibolsa S.A.B. S.A., Candente’s sponsor in Peru.

The Offering price is $1.30 per common share and includes no warrants. The Agents and Credibolsa have agreed to sell on a “best efforts” basis. Candente will pay the Agents and Credibolsa a fee of 6% in cash and broker warrants entitling them to purchase up to 6% of the number of common shares sold by them. The warrants will be exercisable for 24 months at a price of $1.37 per share in accordance with TSX policies, which is increased from the $1.30 originally announced.

The net proceeds of the Offering will be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes. The Offering is scheduled to close on or about June 7th, 2007 and remains subject to certain conditions, including satisfactory due diligence and the receipt of all required regulatory and other acceptance, including the acceptance of the Toronto Stock Exchange (TSX).

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com      www.candente.com.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GWN

NR 215

PRIVATE PLACEMENT CLOSED AND AMERIGO ACQUIRES POSITION IN CANDENTE

Vancouver, British Columbia, June 7th, 2007. Candente Resource Corp. (DNT:TSX and BVL) (“Candente”) is pleased to announce that it has closed the previously reported brokered private placement for total gross proceeds of Cdn$17,120,831. Amerigo Resources Ltd. (ARG:TSX) (“Amerigo”) subscribed for a significant portion of the private placement which, when combined with common shares of Candente already held, results in Amerigo holding approximately 9.6% of the outstanding common shares of Candente on an undiluted basis. The private placement was placed by a syndicate led by Westwind Partners Inc. and including Raymond James Ltd. in respect to investors outside of South America and by Credibolsa S.A.B. S.A. in respect of investors in South America (the “Agents”).

Joanne Freeze, President and CEO of Candente, comments that “the company is extremely pleased to have Amerigo as a strategic investor. Steven Dean, Chairman, and Dr. Klaus Zeitler, President of Amerigo, both have extensive track records in successful mine financing, development and management.”

Amerigo produces copper and molybdenum concentrates from tailings from the world's largest underground copper mine, Codelco's El Teniente mine, a copper producer for the past 100 years with remaining ore reserves lasting many more decades. In 2006, total earnings reached US$39.3 million, up 119% from 2005, and earnings per share were US42¢. Annualized production is projected to increase to approximately 60 million pounds of copper and 1 million pounds of molybdenum by the end of 2007.

In addition, Candente is very pleased to welcome Dr. Zeitler to the board of directors. Since receiving his Ph.D. in economic planning at Karlsruhe University in 1966, Dr. Zeitler has financed, built and managed both base metal and gold mines worldwide (Europe, Africa, North America, South America, Pacific) with a total investment value of $4 billion. He led Inmet Mining, as President and CEO, in its successful bid for the Antamina project in Peru in 1996 and later represented, as a senior Vice President, Teck Cominco Ltd. on the board of the joint venture committee which financed and developed Antamina (2000), now one of the world’s largest copper and zinc mines. He was also a director of Cominco when it was developing the Quebrada Blanca mine in Chile, as well as owning and operating the Cajamarquilla zinc smelter in Peru.

Peter de Visser, C.A., CFO and co-founder of Candente, has agreed to step down as a director to increase the board’s independence and make room for Dr. Zeitler. He will remain as CFO and is very much appreciated for all of his years of service and dedication to Candente and its shareholders.

Candente issued a total of 13,169,870 common shares at a price of $1.30 per share in the private placement. The shares are subject a four-month hold period until October 8th, 2007. Candente has paid the Agents a fee of 6% in cash and issued broker warrants entitling them to purchase up to a total of 780,592 common shares, which equals 6% of the number of common shares sold by the Agents. The broker warrants are exercisable until June 7, 2009 at a price of $1.37 per share. The net proceeds of the private placement will be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

The Company is now well funded to complete all drilling and feasibility, metallurgical and environmental (EIA) studies underway at Canariaco as estimated, and expected to be completed by early 2008. Sufficient funding is also in place for exploration commitments on the El Oro gold-silver property in Mexico and for exploration programs on Candente’s other properties in Peru.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Canariaco is an advanced exploration stage copper deposit. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com      www.candente.com.

NR 216

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP.
Suite 200-905 West Pender Street
Vancouver, British Columbia V6C 1L6

INFORMATION CIRCULAR
as of May 14, 2007 (unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished to you in connection with the solicitation of proxies by management of CANDENTE RESOURCE CORP. (“we”, “us” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of shareholders of the Company to be held on Monday, June 18, 2007, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of that matter.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their best judgement.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the Company, at Candente Resource Corp., Suite 200-905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on our records or the persons they appoint as proxyholders are permitted to vote at the Meeting. Most of our shareholders are “non-registered” shareholders because their shares are registered in the name of nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

In accordance with the securities regulatory policy, we have sent copies of the Meeting materials, being the Notice of Meeting, this Information Circular, and the form of proxy, to the Nominees for onward distribution to our non-registered shareholders who have not waived the right to receive them.

Nominees are required to forward the Meeting materials to non-registered shareholders to seek their voting instructions before the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. The Nominees often have their own form of proxy or proxy authorization form (voting instructions), mailing procedures and provide their own return instructions. Non-registered shareholders should follow the instructions of the their Nominee carefully, including the instructions regarding when and where the form of proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)

signing a proxy bearing a later date; or

(b)

signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company’s registrar and transfer agent or to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form (voting instructions) or to revoke a waiver of your right to receive Meeting materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue unlimited common shares without par value, of which 55,810,257 common shares issued and outstanding as of May 14, 2007. There is one class of shares only.

Persons who are registered shareholders at the close of business on May 14, 2007 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll (ballot), every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least 75% of the votes cast will be required to pass a special resolution.

To the knowledge of our directors and senior officers, there are no persons who beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights attached to all outstanding common shares as of May 14, 2007.

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at eight (8) for the next year, subject to any increases permitted by the Company’s Articles.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, Joanne C. Freeze, President, Chief Executive Officer, Chairman and Director, Fredy J. Huanqui [Guerra], VP Business Development Exploration Latin America and Director, Michael Casselman, Director, Peter de Visser, Chief Financial Officer and Director, Larry Kornze, Independent Director, James Currie, Independent Director, Peter Megaw, Independent Director, and Andrew Smith, Independent Director, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director. The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Joanne C. Freeze, P.Geo. Vancouver, B.C., Canada President, Chief Executive Officer and Director	July 1997	1,050,000 (1) 296,000 (2)	Professional Geoscientist. Vice-President of Stillwater Enterprises Ltd., a private geological consulting company, since December 1985. President and CEO of the Company since May 1997.

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Fredy Jos6 Huanqui Guerra, (Ing.) Lima, Peru VP Business Development V P Latin America Exploration and Director	April 1999	1,059,000 (1)

Professional Geologist – Engineer. Peru Manager with the

Company’s

subsidiary

Oro Candente since May 1997.

Exploration geologist with American Barrick Corporation

(now Barrick Gold Corp.), public company, from September

1996 to February 1997 and with Arequipa Resources Ltd., (was a public company taken over by Barrick Gold Corp.), from

September 1993 to September 1996.

Michael Casselman, P.Geo. Vancouver, B.C., Canada Manager Exploration and Director	July 2004	Nil

Professional Geoscientist with over 35 years of Canadian and international mineral industry experience. Worked with

Cominco Ltd., a publicly traded company (now Teck

Cominco Ltd.) from 1969 until retirement as Exploration

Manager in 1999. Since that time has been involved in

mineral exploration for several Vancouver-based junior

exploration companies, including Northern Dynasty

Minerals, publicly traded company, International KRL

Resources Corp., publicly traded company and Logan

Resources Ltd., a publicly traded company. He joined the

Company in 2004 as General Manager Exploration and

became a director in July 2004.

Peter J. de Visser, CA * Vancouver, B.C., Canada Chief Financial Oficer and Director	July 1997	505,000 (1) 197,001 (2)	Chartered Accountant. Principal of de Visser Gray, Chartered Accountants, since October 1987.
Larry Kornze, P.Eng. * Eagle, ID, USA Independent Director	October 2002	80,000 (1)

Professional Engineer - Barrick Gold Corp., a publicly traded company, General Manager Exploration from 1985 until mid

2001. Chief Geologist and Project Development Geologist for

Mercur Gold Mine/Project Getty Mining Company, publicly

traded company, from 1981 until 1985. Joined the Company’s

Advisory Board on October 4, 2001 and on October 18, 2002

became a Director of the Company.

James Currie, P.Eng. Vancouver, B.C., Canada Independant Director	October 2004	Nil

Professional Engineer with more than 27 years of experience.

Currently the General Manager of Mauritanian Copper Mines

S.A. (a subsidiary of the mining company First Quantum

Minerals

Ltd., publicly traded company, which is

constructing a copper/gold mine in Mauritania, West Africa.

Previously he has worked for senior mining companies, such

as Placer-Dome Inc., (publicly traded company, taken over

by Barrick Gold Corp.) Brenda Mines Ltd. and Fording Coal

Ltd., publicly traded company. Also he has considerable

experience in executive positions with a number of junior

mining companies such as Ivanhoe Mines Ltd., publicly

traded company, and Cornucopia Resources Ltd., a publicly

traded company, as well as junior exploration companies

such as All North Resources Ltd. (now Samba Gold) and

Luzon Minerals Ltd., all publicly traded companies.

Peter Megaw, C.P.G. * Tucson, AZ, USA	November 2004	22,000 (1)	Certified Professional Geologist by the AIPG and Arizona Registered Geologists. One of founding principals of IMDEX Inc. (a private geological consulting company).

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Independent Director

Instrumental in the discovery of several million ounces of

silver including new orebodies in existing mines, Excellon

Resources Inc.’s (publicly traded company) Platosa Mine and

MAG Silver Corp.'s (publicly traded company) Fresnillo,

Batopilas and Santa Eulalia Properties. Author of scientific publications on ore deposits. Frequent speaker at

international exploration conferences.

Andrew Smith, P.Geo. * Vancouver, B.C., Canada Independent Director	April 2006	Nil

Professional Geoscientist with more than 20 years of

experience successfully exploring, developing and operating

gold, silver copper, lead, zinc and gemstone mining projects.

Between 1985 and 1998 supervised the development of two

very successful gold underground mining operations,

Sleeping Giant and Beaufor Gold Projects for Aurizon Mines

Ltd., publicly traded company. In 1994 was the co-recipient

of the "Mining Entrepreneur of the Year Award" presented

by the

Quebec Prospector's Association for his work

overseeing the exploration and development of these two

mines. Since 1998, has focused his activities on economic

evaluation of advanced exploration and development projects

for junior exploration and mining companies. He is the co-

founder and currently the Chairman of True North Gems Inc.,

a publicly traded company, and is the President and CEO of

Canaco Resources Inc., a publicly traded company and an

emerging junior gold exploration company with project

interests in Alaska and Tanzania.

* Denotes members of the audit committee of the Company.

(1)

These shares are common shares held directly.

(2)

These shares are common shares held indirectly.

All of the nominees reside in Canada, except for Fredy Huanqui who resides in Peru, and Larry Kornze and Peter Megaw, both of whom reside in the USA.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a)

the individual who served as the Company’s chief executive officer or acted in a similar capacity (“CEO”) during the most recently completed financial year;

(b)

the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)

each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

(each of whom is a “Named Executive Officer”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and				Other Annual	Securities Under Options/ SARs(3)	Restricted Shares or Restricted Share	LTIP(4)	All Other
Principal	Year	Salary	Bonus	Compensation	Granted	Units	Payouts	Compen-
Position	(1)	($)	($)	($) (2)	(#)	($)	($)	sation
Joanne C.	2006	Nil	Nil	US$124,151 (6)	100,000	Nil	Nil	Nil
Freeze	2005	Nil	Nil	US$ 76,800 (6)	150,000	Nil	Nil	Nil
President	2004	Nil	Nil	US$ 76,800 (6)	None	Nil	Nil	Nil
and CEO
Peter J.	2006	Nil	Nil	US $5,773 (5)	43,750	Nil	Nil	Nil
de Visser	2005	Nil	Nil	US$ 14,827 (5)	50,000	Nil	Nil	Nil
Chief Financial	2004	Nil	Nil	US$ 21,303 (5)	None	Nil	Nil	Nil
Oficer
Fredy Huanqui	2006	Nil	Nil	US $79,900	100,000	Nil	Nil	Nil
VP Exploration	2005	Nil	Nil	US $76,800	150,000	Nil	Nil	Nil
Latin America	2004	Nil	Nil	US $76,800	None	Nil	Nil	Nil
and Director
Thomas Rinaldi	2006	Nil	Nil	US $21,742	400,000	Nil	Nil	Nil
Vice President of Operation

(1)

Financial year ended December 31

(2)

Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers.

(3)

Stock appreciation rights. The Company has not granted any SARs.

(4)

Long-term incentive plan. The Company does not have any LTIP.

(5)

Paid to de Visser Gray, Chartered Accountants, of which Peter de Visser is a partner.

(6)

Paid to Stillwater Enterprises Ltd. of which Joanne C. Freeze is the Vice President

Stock Option Plan

The Company’s amended stock option plan dated June 15, 2005 (the “Stock Option Plan”) was approved by the Company’s shareholders at the last annual general meeting held on June 15, 2005. A copy of the Stock Option Plan is available for review on SEDAR at www.sedar.com. The Stock Option Plan has been established to provide incentive to qualified persons to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by a committee (the “Administrator”) appointed by our Board of Directors, consisting of Joanne C. Freeze, President and CEO, Michael Casselman, director, and Lola Montagne, Corporate Secretary. The Stock Option Plan provides that options may be granted, pursuant to option agreements and in accordance with the policies of the TSX, to the following persons in consideration of their services to the Company:

(a)

directors, officers, and employees of the Company or a subsidiary; or

(b)

service providers, including consultants providing consulting services to the Company or a subsidiary.

The number of shares subject to each option is determined by the Administrator within the guidelines established by the TSX. The options enable those persons to purchase our shares at a price fixed in accordance with the policies of the TSX.

The aggregate number of shares issuable under the Stock Option Plan must not exceed 15% of the Company’s issued common shares on the date on which an option is granted under the Stock Option Plan, including outstanding unexercised options granted prior to June 15, 2005. As at May 14, 2007, 15% of the Company’s outstanding common shares (55,810,257) equalled 8,371,539 shares. As at May 14, 2007, options to purchase up to 7,113,500 common shares were outstanding, which represents 12.75% of the outstanding common shares of the Company. There are 1,258,039 common shares remaining in the reserve under the Stock Option Plan for the grant of options, which represents 2.25% of the outstanding common shares of the Company as at May 14, 2007.

The number of common shares issuable to insiders, at any time, under the Stock Option Plan and all other security based compensation arrangements, must not exceed 10% of our issued common shares.

The number of common shares issued to insiders of the Company, within any one-year period, under the Stock Option Plan and all other security based compensation arrangements, must not exceed 10% of our issued common shares.

The policies of the TSX require that, the exercise price of any option be set at not less than the market price, being the closing price of the common shares on the trading day immediately preceding the day on which the option is granted under the Stock Option Plan; subject to a minimum of $0.10 per common share.

The Stock Option Plan does not set any maximum term of any option. The Administrator determines the term of all options granted under the Stock Option Plan having regard to such factors as the nature of the relationship of each option holder to the Company, the length of service and the duties of the option holder.

No option is assignable or transferable by the optionee other than by will or the laws of descent and distribution and the option is exercisable during his or her lifetime only by him or her. Any amendment to the Stock Option Plan is subject to the approval of the TSX and may also require shareholder approval.

We do not intend to provide financial assistance to holders of stock options to help them purchase our shares under the Stock Option Plan.

Incentive Stock Options to Named Executive Officers

The following table discloses the particulars of options to purchase common shares we granted to any Named Executive Officer during the last financial year ended December 31, 2006 pursuant to the Company’s Stock Option Plan:

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Options/SARs(1) Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)		Expiration Date
Joanne C. Freeze President and CEO	100,000	2.76%	100,000 @	$0.70	100,000 @	$0.67	January 6,	2011
Michael Casselman Formerly General Manager Exploration	100,000	2.76%	100,000 @	$0.70	100,000 @	$0.67	January 6,	2011
Maria E. Montagne Corporate Secretary and Treasurer	40,000	1.10%	40,000 @	$0.70	40,000 @	$0.67	January 6,	2011
Peter J. de Visser Chief Financial Oficer and Director	43,750	1.21%	43,750 @	$0.70	43,750 @	$0.67	January 6,	2011
Fredy Huanqui VP Exploration Latin America	100,000	2.76%	100,000 @	$0.70	100,000 @	$0.67	January 6,	2011
Thomas Rinaldi Vice President of Operation	400,000	11.04%	400,000 @	$0.88	400,000 @	$0.88	October 22, 2011

(1) Stock appreciation rights. The Company has not granted any SARs.

No options were exercised during the last financial year by any Named Executive Officer:

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

The terms of employment of the Named Executive Officers are verbal. The Summary Compensation Table above summarizes the compensation we paid to Named Executive Officers during the last financial year. Either the Company or the Named Executive Officer may terminate the verbal agreement on reasonable notice.

Composition of Compensation Committee

The Compensation Committee members are: James Currie (Chair), Larry Kornze, Peter Megaw and Andrew Smith, all of whom are independent directors under Multilateral Instrument 52-110. None of the Compensation Committee members are officers and/or employees of the Company.

The Executive Compensation Committee has the responsibility, upon the recommendation of the CEO and President, for defining salary classes and levels and extent of participation in incentive programs. In addition, this Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation Committee also assesses the performance of the CEO and President; the Committee's recommendations in this regard are then presented to the Board of Directors. When a vacancy on the Board of Directors needs to be filled, the CEO determines the person or persons whom she deems appropriate to fill the vacancy and submits her proposal to the Compensation Committee. The Compensation Committee can then endorse such recommendations, which, if endorsed, are presented to the Board of Directors.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporations executive compensation policies and the compensation paid to the Corporation's executive officers. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Mr. Andrew Smith (Chair), Mr. Larry Kornze, Mr. Peter Megaw and Mr. James Currie. They are unrelated and independent members of the Board of Directors.

Compensation Philosophy

The Corporation's executive compensation policy is designed to provide for the enhancement of Shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation's executive compensation policy are to:

(a)

attract, retain and motivate executives critical to the success of the Corporation;

(b)

provide fair, competitive and cost effective compensation programs to its executives;

(c)

link the interests of management with those of the Shareholders and

(d)

provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

Basic Salary

In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)

the particular responsibilities related to the position;

(b)

salaries paid by comparable businesses;

(c)

the experience level of the executive officer; and

(d)

his or her overall performance.

Long-Term Incentives

The Corporation maintains a stock option plan, the "Candente Stock Option Plan", which was approved by the Shareholders of the Corporation on June 15, 2005.

During 2005, the Board of Directors, on the recommendation of the Compensation Committee, granted stock options to executive officer of the Corporation as follows: Mrs. Joanne C. Freeze, President and Chief Executive Officer, was granted 150,000 stock options; Mr. Fredy Huanqui Vice President Exploration Latin America, was granted 150,000 stock options; Mr. Peter de Visser, Chief Executive Officer, was granted 50,000 stock options. All of these options were granted at an exercise price of CDN$0.70 and expire on January 6, 2010. The exercise price of the stock options was determined with reference to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of the stock options. The stock options vest one-quarter (1/4) on the date of the granting, and an additional one-quarter (1/4) on each succeeding six month interval, of the date of grant of the stock options.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX composite index. The common share trading data is as reported by the Toronto Stock Exchange (the “TSX”) and prior to listing of the Company thereon, the TSX Venture Exchange. The value for each year represents the closing price as of December 31 on that year.

	2001	2002	2003	2004	2005	2006
Candente Resource Corp.	63.64	277.47	524.42	272.70	305.42	571.14
S&P/TSX Composite Index	86.96	63.59	80.37	87.60	90.23	102.52
Compensation of Directors

We have no standard arrangements under which we compensate our directors for services they provide to the Company in their capacities as directors or for committee participation. However the Company reimbursed its directors for reasonable costs and expenses related to any board or committee meeting they attended during the last fiscal year.

During the most recently completed financial year, we granted to our directors the incentive stock options described in the following table:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Joanne C. Freeze	100,000	$0.70	$0.67	January 3, 2011
Michael Casselman	100,000	$0.70	$0.67	January 6, 2011
Peter J. de Visser	43,750	$0.70	$0.67	January 3, 2011
Fredy Huanqui	100,000	$0.70	$0.67	January 3, 2011

None of our directors exercised any options during the most recently completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices requires the Company to disclose information about its corporate governance practices. This disclosure must be made against the corporate governance guidelines contained in National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”).

The Board of Directors has adopted certain corporate governance policies to reflect the Company’s commitment to good corporate governance, and to comply with National Instrument 58-101, Form 58-101F1 Disclosure of Corporate Governance Practices. and the Guidelines. The Board of Directors periodically reviews these policies and proposes modifications to the Board for consideration as appropriate. The Company considers good corporate governance to be central to the effective and efficient management and operation of the Company, and the Board of Directors is directly responsible for developing the Company’s approach to corporate governance issues.

Corporate Governance Guideline pursuant to National Policy 58-201

Under the rules of National Instrument 58-101, the Company is required to disclose information relating to its system of corporate governance with reference to Form 58-101F1. This disclosure has been prepared and approved by the Board of Directors.

1. Board should explicitly assume responsibility for stewardship of the Company, and specifically for:

In accordance with the Canada Business Corporations Act, the business of the Company is managed under the direction of its Board of Directors. The Chief Executive Officer (the “CEO”) and President make recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with members of senior management. The Board of Directors then makes the decisions that it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

(a)

Adoption of a strategic planning process

The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the CEO and President and an assessment of the risks identified. A five-year strategic planning process is under review.

(b)

Identification of principal risks, and implementing risk managing systems

The duties of the Board of Directors include the review of overall business risks and of the Company’s practices and policies for dealing with these risks.

(c)

Succession planning and monitoring senior management

The Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of senior management.

(d)

Communications policy

Each of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders.

In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, annual and interim financial statements and related management’s discussion and analysis, press releases and material change reports, when needed.

(e)

Integrity of internal control and management information systems

The duties of the Board of Directors include the assessment of the integrity of the Company's internal controls and information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2.

Majority of Directors should be unrelated (independent of management and free from conflicting interest) to the Company and the Company’s significant shareholder, if any.

The Board of Directors is composed of eight (8) persons. Of the eight (8) Directors, four (4) are “unrelated” under the Guidelines and the four (4) others are either Senior Officers of the Company or persons who have a business relationship with the Company. The Board of Directors fairly reflects, therefore, the investment in the Company by the shareholders other than the majority shareholders.

3.

Disclose for each Director whether he is related, and how that conclusion was reached.

Joanne C. Freeze: Related. The Chief Executive Officer, President, and Chairman of the Board of the Company. President of the Company’s subsidiaries Compania Minera SA, Oro Candente S.A. and Exploraciones Milenio S.A.

Fredy J. Huanqui: Related. Vice-President Business Development Exploration Latin America of the Company and subsidiaries Compafiia Minera SA, Oro Candente S.A. and Exploraciones Milenio S.A.

Michael Casselman. No longer Related. Formerly General Manager Exploration. Peter J. de Visser. Related. Chief Financial Officer of the Company.

James Currie. Unrelated. Independent Director of the Company. No salary or fees are paid to him.

Larry Kornze. Unrelated. Independent Director of the Company. No salary or fees are paid by the Company to him.

Peter Megaw: Unrelated. Independent Director of the Company. No salary or fees are paid by the Company to him.

Andrew Smith: Unrelated. Independent Director of the Company. No salary or fees are paid by the Company to him.

Four of the eight members of the Board are independent within the meanings of the Governance Guidelines and hold regular meetings. Each of James Currie, Larry Kornze, Peter Megaw and Andrew Smith are independent. Joanne Freeze, Michael Casselman, Peter de Visser and Fredy Huanqui are not independent.

4.

(a) Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board of Directors and for assessing Directors on an ongoing basis.

The CEO submits to the Compensation Committee candidates to fill vacancies on the Board of Directors. If the candidacy is endorsed by the Compensation Committee, it is then submitted to the approval of the Board of Directors. While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

(b) Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated.

The Compensation Committee members are: James Currie (Chair), Larry Kornze, Peter Megaw and Andrew Smith, all of whom are independent directors.

5.

Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors. See response to item 4(a).

6.

Provide orientation and education programs for new Directors.

New directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Company.

7.

Consider reducing size of Board, with a view to improving effectiveness.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision making body.

8.

Board should review compensation of Directors in light of risks and responsibilities.

The Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

9.

Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors. For particulars regarding the composition of our Audit Committee, see item 13(b) below.

All members of the Compensation Committee are independent directors of the Company. For more information regarding the Company’s Compensation Committee, see the section entitled “Compensation Committee” under the main heading “Executive Compensation” in this Information Circular.

The Environment Committee is comprised of two directors, one of whom is related to the Company, and the other is an unrelated outside Director.

10.

Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues.

The Board of Directors is responsible for developing and monitoring the Company’s approach to governance issues and for the Company's response to the Guidelines.

11.

(a)

Define limits to management’s responsibilities by developing mandates for:

(i)

the Board

The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility that is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

(ii)

the CEO

The corporate objectives that the CEO is responsible for are: meeting with the rest of management placed under her supervision, determine strategic plans and budgets as they are approved on an on-going basis by the Board of Directors.

(b)

Board should approve CEO’s corporate objectives. See item 11 (ii) above.

12.

Establish procedures to enable the Board to function independently of management.

While there are no formal structures in place to ensure that the Board can function independently of management, the Board of Directors of the Company is free to ask one or more members of management to withdraw during certain discussions and the directors of the Company would not hesitate to meet without the presence of the members of management who are also directors, including the CEO or President, if the circumstances were to so require.

13.

(a)

Establish an Audit Committee with a specifically defined mandate.

The roles and responsibilities of the Audit Committee include the review of the annual and interim financial statements of the Company. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

(b)

All members should be non-management Directors.

The Audit Committee is composed of four (4) directors, three (3) of whom are unrelated to the Company

14.

Implement a system to enable individual Directors to engage outside advisors, at the Company’s expense Individual directors could, if required, retain outside advisors at the Company’s expense.

15.

Meetings of Independent Directors The Company’s independent directors did not hold any meetings in which non-independent directors or members of management were not in attendance during the recently completed financial year.

16.

Board Mandate

The Board of Director’s focus is to increase shareholder value through discovery of minerals including but not limited to gold, copper, silver and zinc. We are pursuing an increase in shareholder value by advancing properties to production, or selling individual properties or selling the company outright.

17.

Chairman of the Board and Committee Chairs

The Chairman of the Board is Joanne C. Freeze. The primary roles of the Chairman are to chair all meetings of the Board and shareholders meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and works together with other the Company’s committees to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public, and, in addition, ensuring that management strategies, plans and performance are appropriately represented.

19.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for its directors, officers and employees. The Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company's Chief Financial Officer (for the purpose of the Code, the Company's Chief Financial Officer acts as the Director, Risk) or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company's profile at www.sedar.com

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company's Director, Risk regarding any potential conflicts of interest

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of the Stock Option Plan as of the financial year ended December 31, 2006, which is the only equity compensation plan established by the Company.

Equity Compensation Plan Information as at December 31, 2006

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,941,000 Options	$0.70/Options	1,047,466 Options
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	6,941,000 Options	$0.70/Options	1,047,466 Options

(1) Represents the number of our common shares reserved for issuance upon exercise of outstanding options granted under the Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of our executive officers, directors, or employees, or former executive officers, directors or employees, proposed nominees for election as directors, or associates of any director, executive officer or proposed nominee, at any time since the beginning of the most recently completed financial year:

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries, other than as disclosed under the headings “Executive Compensation” and “Particulars of Matters to be Acted On”.

An “informed person” means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of its securities, so long as it holds any of its securities.

AUDIT COMMITTEE

Pursuant to Section 171(1) of the Business Corporations Act (Canada), the Policies of the TSX and Multilateral Instrument 52-110 Audit Committees, the Company is required to have an Audit Committee.

The Audit Committee met four (4) times during the financial year ended December 31, 2006.

Audit Committee Charter

The Audit Committee Charter is attached as Schedule “D” to this Information Circular. This charter was adopted by the Company's Audit Committee and the Board of Directors.

Composition of the Audit Committee

As of April 7, 2006, the following are the members of the Audit Committee:

Peter J. de Visser	Not Independent	Financially Literate
Larry Kornze	Independent	Not Financially Literate
Peter Megaw	Independent	Not Financially Literate
Andrew Smith	Independent	Financially Literate

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 (De Minimis Non-Audit Services) or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 (Exemptions) of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “Relationship with External Auditor” of the Audit Committee Charter set out in Schedule “D” to this Information Circular.

External Auditor Service Fees (By Category)

The table below sets out all fees billed by the Company’s external auditor in each of the last two fiscal years. In the table “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the fiscal year. “Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2006	$37,000 (1)	NIL	Unbilled(1)	Unbilled(1)
December 31, 2005	$32,500	NIL	$845	$2,334

(1) Invoices have not been received as of April 7, 2006. Amounts are management’s estimates.

Exemption

The Company is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110, which exempts issuers whose shares are listed only on the TSX from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations).

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the appointment of D+H Group LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. D+H Group LLP, Chartered Accountants was first appointed our auditor on September 16, 2006.

Staley, Okada & Partners, Chartered Accountants, of Vancouver, British Columbia, our present auditor, resigned on September 16, 2006. There are no reportable events between the Company and Staley, Okada & Partners and Staley, Okada & Partners has not given any qualified opinions or denied giving any opinions. Effective September 16, 2006, we appointed , D+H Group LLP, Chartered Accountants, of Vancouver, British Columbia, as our new auditor.

Copies of the Notice of Change of Auditor and a letter sent to the Securities Commissions by each of the former auditor and the successor auditor are attached to this Information Circular as Schedules “A”, “B” and “C”. Our Audit Committee/Board of Directors has reviewed the Notice and the letters from the former and successor auditors. Our audit committee recommends the election of D+H Group LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the Company’s next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of D+H Group LLP, Chartered Accountants, as the Company’s auditor.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of our directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of our last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR at www.sedar.com. Shareholders may request copies of our financial statements and Management’s Discussion and Analysis by writing to the Corporate Secretary, Maria Eugenia (Lola) Montagne.

Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year ended December 31, 2006.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
CANDENTE RESOURCE CORP.
“Joanne C. Freeze”

SCHEDULE “A”

CANDENTE RESOURCE CORPORATION
(the “Company”)

NOTICE
NATIONAL INSTRUMENT 51-102

SCHEDULE “B”
LETTER FROM FORMER AUDITOR

STALEY, OKADA & PARTNERS CHARTERED ACCOUNTANTS

SCHEDULE “C”
LETTER FROM NEWLY APPOINTED AUDITOR

D+H GROUP LLP
CHARTERED ACCOUNTANS

SCHEDULE “D”
AUDIT COMMITTEE CHARTER

I.

MANDATE

The Audit Committee is elected by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

A.

Oversee the process of selecting and appointing an auditor.

B.

Oversee the conduct of the audit.

C.

Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

D.

Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

E.

Ensure the independence of the Company's auditor in accordance with applicable standards and monitor his performance.

F.

Provide an avenue of communication among the Company's auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the Company's auditors and anyone in the Company that it deems necessary. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II.

COMPOSITION AND QUORUM

A.

The Audit Committee shall consist of a minimum of three independent directors and shall be elected at the first meeting of the Board after any Annual General Meeting.

B.

The Chair of the Audit Committee shall be elected by the Audit Committee from among their number and shall be financially literate.

C.

The members of the Audit Committee other than the Chair shall also be financially literate, subject to the exception that the Board of Directors may appoint to the Audit Committee any independent director who is not financially literate on the condition that such director become financially literate within a reasonable amount of time following his or her appointment to the Audit Committee and provided that the Board of Directors at the time of such appointment determine in writing (as evidenced by the Board's consent resolution or minutes of the Board meeting appointing such director to the Audit Committee) that the reliance on such exception from the requirement that all members of the Audit Committee be financially literate will not materially adversely affect the ability of the Audit Committee to satisfy the requirements of applicable corporate and securities laws pertaining to audit committees, including Multilateral Instrument 52-110.

D.

A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

III.

DUTIES OF THE CHAIR OF THE AUDIT COMMITTEE

A.

Lead the Audit Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.

Report to the Board of Directors on the outcome of the deliberations of the Audit Committee and periodically report to the Board of Directors on the activities of the Audit Committee.

C.

Meet regularly and as required with the Chief Financial Officer of the Company and other members of management to review material issues and to ensure that the Audit Committee and the Board are provided in a timely manner with all information necessary to permit the Board to fulfill its statutory and other obligations.

IV.

TERMS OF REFERENCE

A.

The Audit Committee must recommend to the Board of Directors:

(a)

the auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b

)the compensation of the auditor.

B.

The Audit Committee must determine the scope and terms of reference of the audit engagement and the process by which and the terms under which the auditor formally reports to the Company.

C.

The Audit Committee is directly responsible for overseeing the work of the Company's auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company's auditor regarding financial reporting.

D.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or any subsidiary of the Company by the Company's auditor.

E.

The Audit Committee must determine that the audit fees charged by the auditor with respect to the audit are, in the opinion of the Audit Committee, appropriate in relation to the work required to support an audit opinion, without regard to fees that are paid, payable or might be paid to the auditor for other services.

F.

The Audit Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

G.

The Audit Committee shall prepare annually a report to the shareholders describing the steps it has taken to ensure that the auditor is independent of the Company, including:

(a)

the policies and procedures followed so that any contracts for non-audit services with the auditor do not compromise the auditor's independence; and

(b)

the nature of any non-audit service contracts with the auditor and the amount of the related fees.

H.

The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived it from the Company's financial statements, other than the public disclosure referred to in paragraph E above, and must periodically assess the adequacy of those procedures.

I.

The Audit Committee will review all post-audit or management letters containing the recommendations of the Company's auditor and management's response/follow-ups in respect of any identified weakness.

J.

The Audit Committee will have the right, for the purpose of performing its duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

K.

The Audit Committee must establish procedures for:

(a)

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

Confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

L.

The Audit Committee must establish and monitor compliance with the Company's policies regarding:

(a)

The auditor's provision of services beyond the scope of the Company's audit; and

(b)

The Company's hiring of partners, employees and former partners and employees of the present and former external auditor of the Company to fill senior officer positions of the Company.

M.

The Audit Committee will have such other duties, power and authorities, consistent with applicable corporate and securities laws, as the Board may, by resolution, delegate to the Audit Committee from time to time.

V.

REGULATIONS

The following regulations shall apply to the proceedings of the Audit Committee:

A.

The Audit Committee shall meet on such dates as the Chair of the Audit Committee determines. Notice of any meeting shall be given by letter, telecopy, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive in writing notice of any meeting before or after the holding thereof.

B.

The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

C.

A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it has been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

D.

The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at any meeting of the Audit Committee.

E.

The Audit Committee shall meet with the auditor regularly at a frequency that is reasonable in the circumstances and when otherwise reasonably necessary, without management present, to determine whether there are any disagreements between the auditor and management relating to the Company's financial disclosure and, if so, whether those issues have been resolved to the auditor's satisfaction.

F

The auditor and senior management of the Company shall have the opportunity to meet separately with the Audit Committee.

G.

The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

H.

The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

I.

Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined from time to time by the Audit Committee.

DATED: April 7, 2006

Proxy

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CANDENTE RESOURCE CORP.

TO BE HELD AT TERMINAL CITY CLUB, 837 WEST HASTINGS STREET VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1C8 ON MONDAY, JUNE 18, 2007, AT 10:00 A.M.

I/We being a shareholder of Candente Resource Corp. (the "Company") hereby appoint:

Joanne C. Freeze, President & CEO and a Director of the Company, or failing this person, **Peter J. de Visser**, Chief Financial Officer and a Director of the Company, or in the place of the foregoing, ______________________________ ***(print the name)***, as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "**Meeting**") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the common shares of the Company recorded in my/our name as specified in this proxy.

I/We hereby revoke any proxy previously given to attend and vote at the Meeting.

SHAREHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of **D+H Group LLP**, Chartered Accountants, as the auditor of the Company		N/A	
2. To authorize the Directors to fix the auditor's remuneration			N/A
3. To determine the number of Directors at eight (8)			N/A
4. To elect as Director, Joanne C. Freeze		N/A	
5. To elect as Director, Fredy J. Huanqui G.		N/A	
6. To elect as Director, Peter J. de Visser		N/A	
7. To elect as Director, Larry Kornze		N/A	
8. To elect as Director, Michael Casselman		N/A	
9. To elect as Director, James Currie		N/A	
10. To elect as Director, Peter Megaw		N/A	
11. To elect as Director, Andrew Smith		N/A	
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A